Exhibit 99.1

DRYSHIPS INC. ANNOUNCES CLOSING OF PREVIOUSLY ANNOUNCED
PRIVATE PLACEMENT OF COMMON SHARES

August 29, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) ("DryShips" or the "Company"), a diversified owner of ocean going cargo vessels, today announced the closing of its previously announced sale of common shares of the Company to entities affiliated with its Chairman and Chief Executive Officer, Mr. George Economou ("Mr. Economou") for aggregate consideration of $100 million at a price of $2.75 per share (the "Private Placement").   Consideration for the issuance of the Company's common shares in the Private Placement consisted of (i) 100% of the issued and outstanding equity interests of Shipping Pool Investors Inc., which directly holds a 49% interest in Heidmar Holdings LLC, a global tanker pool operator; (ii) the termination of the participation rights set forth in the Deed of Participation dated May 23, 2017 by and between the Company and Mountain Investment Inc., an entity affiliated with Mr. Economou; (iii) forfeiture by Sifnos Shareholders Inc., an entity affiliated with Mr. Economou, of all outstanding Series D preferred shares (which carry 100,000 votes per share) of the Company that it currently holds; and (iv) the repayment of $27 million under the Company's unsecured credit facility with Sierra. The Company did not receive any cash proceeds from the Private Placement.
The sale of the common shares was approved by the audit committee of the Company's board of directors.  The common shares sold in the Private Placement are subject to a lock-up agreement until the later of six months from (i) the completion of the Private Placement and (ii) the completion of the Company's previously announced rights offering.
This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of any securities referred to in this press release in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.
The securities offered in the Private Placement have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws.
About DryShips Inc.
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers, 3 of which are expected to be delivered in September October and December of 2017; and (viii) 6 offshore support vessels, comprising 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com

Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.
Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com